UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-173665

LG&E AND KU ENERGY LLC
(Exact name of registrant as specified in its charter)

220 West Main Street
Louisville, Kentucky 40202-1377
(502) 627-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
2.125% Senior Notes due 2015
3.750% Senior Notes due 2020
4.375% Senior Notes due 2021
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, LG&E and KU Energy LLC has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 9, 2021	LG&E AND KU ENERGY LLC

	By:	/s/ Daniel K. Arbough
Name: Daniel K. Arbough
Title: Treasurer